UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Exela Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 par value

(Title of Class of Securities)

30162V201

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Boulevard, Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 30162V201

1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,271,322
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,271,322

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,271,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14.	TYPE OF REPORTING PERSON HC

*	Percent of class is calculated based on 259,431,529 shares of common stock, par value $0.0001 (the “Common Stock”), of Exela Technologies, Inc. (the “Issuer”) outstanding as of December 8, 2021.

CUSIP No. 30162V201

1	NAME OF REPORTING PERSONS B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,271,322
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,271,322

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,271,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14.	TYPE OF REPORTING PERSON BD

*	Percent of class is calculated based on 259,431,529 shares of Common Stock of the Issuer outstanding as of December 8, 2021.

CUSIP No. 30162V201

1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 800,000
	8	SHARED VOTING POWER 14,271,322
	9	SOLE DISPOSITIVE POWER 800,000
	10	SHARED DISPOSITIVE POWER 14,271,322

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,071,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%*
14.	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 259,431,529 shares of Common Stock of the Issuer outstanding as of December 8, 2021.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Exela Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2701 East Grauwyler Rd., Irving, TX 75061.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRF is serving as a holding company. Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(2)	B. Riley Securities, Inc. (“BRS”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRS is serving as a broker dealer.

(3)	The address of the business office of Bryant R. Riley is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. Bryant R. Riley, an individual, is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF.

During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

(1)

The aggregate purchase price of the 14,271,322 shares of Common Stock beneficially owned by BRS was approximately $15,413,028. The source of funds for acquiring the securities described herein that are directly owned by BRS was the working capital of BRS.

(2)	The aggregate purchase price of the 800,000 shares of Common Stock beneficially owned by Bryant R. Riley was approximately $983,920. The source of funds for acquiring the securities described herein that are directly owned by Bryant R. Riley was the personal funds of Bryant R. Riley.

ITEM 4	PURPOSE OF THE TRANSACTION

.

The Reporting Persons purchased the Common Stock reported hereunder for investment purposes, and such purchases were made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) – (b)

1.	As of the date hereof, BRS beneficially owned directly 14,271,322 shares of Common Stock, representing 5.5% of the Issuer’s Common Stock.

2.	BRF is the parent company of BRS. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRS.

3.

Bryant R. Riley may beneficially own 800,000 shares of Common Stock representing 0.3% of the Issuer’s Common Stock, of which (i) 500,000 shares are held jointly with his wife, Carleen Riley, (ii) 75,000 shares are held as sole custodian for the benefit of Abigail Riley, (iii) 75,000 shares are held as sole custodian for the benefit of Charlie Riley, (iv) 75,000 shares are held as sole custodian for the benefit of Eloise Riley, and (v) 75,000 shares are held as sole custodian for the benefit of Susan Riley. Bryant R. Riley may also beneficially own 14,271,322 shares of Common Stock, representing 5.5% of the Issuer’s Common Stock, outstanding and held directly by BRS in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRS except to the extent of his pecuniary interest therein.

(c) Except for the transactions described in Item 4 and Schedule B of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the common stock of the Issuer.

(d) None.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ATM Agreement

The Issuer, BRS and certain other agents are party to a certain At Market Issuance Sales Agreement dated as of September 30, 2021 pursuant to which the Issuer may offer and sell, from time to time, through or to the applicable agent, acting as sales agent or principal, shares of the Issuer’s common stock, having an aggregate offering price of up to $250.0 million. (A copy of this agreement is attached as an exhibit to this Schedule 13D and incorporated herein by reference).

Secured Promissory Note

A subsidiary of the Issuer, GP 2XCV LLC (“Borrower”), entered into a Secured Promissory Note dated as of November 17, 2021, with B. Riley Commercial Capital, LLC (“BRCC”), a subsidiary of BRF, in the original principal amount of $75.0 million, as increased to $115.0 million as of December 7, 2021, as they same may be amended from time to time, The purpose of the facility is to enable the Borrower to acquire (i) certain notes issued under that certain 10.000% First-Priority Senior Secured Notes Due 2023 Indenture, dated as of July 12, 2017 (the “Indenture”), among Exela Intermediate LLC and Exela Finance Inc., and Wilmington Trust, National Association, as trustee (as amended, restated, supplemented or otherwise modified from time to time), (ii) certain term loans advanced under that certain First Lien Credit Agreement, dated as of July 12, 2017 (the “Credit Agreement”), among Exela Intermediate Holdings LLC, Exela Intermediate LLC, the financial institutions identified therein as “Lenders” and Wilmington Savings Fund Society, FSB, as successor administrative agent and successor collateral agent (as amended, restated, supplemented or otherwise modified from time to time), and (iii) certain other securities. (A copy of this note is attached as an exhibit to this Schedule 13D and incorporated herein by reference).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1*	Joint Filing Agreement by and among the Reporting Persons.
2	At Market Issuance Sales Agreement, dated as of September 30, 2021, among the Issuer, B. Riley Securities, Inc. and certain other agents (filed as Exhibit 1.1 to the Issuer’s Form 8-K filed on September 30, 2021)
3	Secured Promissory Note dated as of November 17, 2021 by and between GP 2XCV LLC and B. Riley Commercial Capital, LLC (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed on November 18. 2021).

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2021

B. RILEY FINANCIAL, INC.

/s/ Bryant Riley
Name:	Bryant Riley
Title:	Co-Chief Executive Officer

B. RILEY SECURITIES, INC.

/s/ Andrew Moore
Name:	Andrew Moore
Title:	Chief Executive Officer

/s/ Bryant R. Riley
Name:	Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Investment Officer of BRC Partners Opportunity Fund, LP; Chief Executive Officer of B. Riley Capital Management, LLC; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; and President of B. Riley Capital Management, LLC.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Daniel Shribman Chief Investment Officer	Chief Investment Officer of B. Riley Financial, Inc.; and President of B. Riley Principal Investments, LLC	299 Park Avenue, 21st Floor New York, NY 10171	United States
Robert L. Antin Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

SCHEDULE B

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price	Reporting Person
12/8/2021	Purchase	18,518,519	$1.08	B. Riley Securities, Inc.
12/10/2021	Purchase	800,000	$1.2299	Bryant R. Riley
12/14/2021	Sale	170,967	$1.19	B. Riley Securities, Inc.
12/15/2021	Sale	2,083,345	$1.1197	B. Riley Securities, Inc.
12/16/2021	Sale	1,199,812	$1.1195	B. Riley Securities, Inc.
12/17/2021	Sale	793,073	$1.0979	B. Riley Securities, Inc.